UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

WALGREENS BOOTS ALLIANCE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

931427108

(CUSIP Number)

Simone Retter

Alliance Santé Participations S.A.

14, avenue du X Septembre

L-2550 Luxembourg

Grand Duchy of Luxembourg

+ 352 27 99 01 03

With a copy to:

Ben Burman

Darrois Villey Maillot Brochier AARPI

69, avenue Victor Hugo

75116 Paris, France

+ 33 1 45 02 19 19

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 931427108		13D

1	Name of Reporting Person Alliance Santé Participations S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 142,992,525

	8	Shared Voting Power 0

	9	Sole Dispositive Power 142,992,525

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 142,992,525

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.2% *

14	Type of Reporting Person (See Instructions) CO

*            This calculation is based on 1,083,282,661 shares of Common Stock, par value $0.01 per share, outstanding as of September 30, 2016, as reported by the Issuer in the Prospectus Supplement (to the prospectus dated February 17, 2016 forming part of the shelf Registration Statement on Form S-3 (No. 333-209569)), dated November 1, 2016 and filed pursuant to Rule 424(b)(7) with the Securities and Exchange Commission on November 3, 2016.

CUSIP No. 931427108		13D

1	Name of Reporting Person NEWCIP S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 142,992,525

	8	Shared Voting Power 0

	9	Sole Dispositive Power 142,992,525

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 142,992,525

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.2% *

14	Type of Reporting Person (See Instructions) CO

*            This calculation is based on 1,083,282,661 shares of Common Stock, par value $0.01 per share, outstanding as of September 30, 2016, as reported by the Issuer in the Prospectus Supplement (to the prospectus dated February 17, 2016 forming part of the shelf Registration Statement on Form S-3 (No. 333-209569)), dated November 1, 2016 and filed pursuant to Rule 424(b)(7) with the Securities and Exchange Commission on November 3, 2016.

CUSIP No. 931427108		13D

1	Name of Reporting Person Stefano Pessina

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF, PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Monaco

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 142,992,525

	8	Shared Voting Power 0

	9	Sole Dispositive Power 142,992,525

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 142,992,525

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.2% *

14	Type of Reporting Person (See Instructions) IN

*            This calculation is based on 1,083,282,661 shares of Common Stock, par value $0.01 per share, outstanding as of September 30, 2016, as reported by the Issuer in the Prospectus Supplement (to the prospectus dated February 17, 2016 forming part of the shelf Registration Statement on Form S-3 (No. 333-209569)), dated November 1, 2016 and filed pursuant to Rule 424(b)(7) with the Securities and Exchange Commission on November 3, 2016.

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed by the Reporting Persons (as defined herein) and relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Walgreens Boots Alliance, Inc., a Delaware corporation (the “Issuer”).  This Amendment No. 3 amends and supplements the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on December 31, 2014, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on January 20, 2015 and by Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on December 31, 2015 (as so amended, the “Existing Schedule 13D”).  Capitalized terms used in this Amendment No. 3 but not otherwise defined herein shall have the meanings ascribed to them in the Existing Schedule 13D.  Except as specifically amended hereby, items in the Existing Schedule 13D remain unmodified.

Item 2.  Identity and Background.

Item 2 of the Existing Schedule 13D is amended and restated in its entirety as follows:

(a)             This Schedule 13D is being filed by:

(i)                 Alliance Santé Participations S.A., a Luxembourg corporation (société anonyme) with a registered address at 14, avenue du X Septembre, L-2550 Luxembourg and registered with the Luxembourg Registry of Companies and Commerce under B 51280 (“ASP”);

(ii)              NEWCIP S.A., a Luxembourg corporation (société anonyme) with a registered address at 14, avenue du X Septembre, L-2550 Luxembourg and registered with the Luxembourg Registry of Companies and Commerce under B 123006 (“NEWCIP”); and

(iii)           Stefano Pessina, a citizen of Monaco (“Pessina”).

ASP, NEWCIP and Pessina are collectively referred to herein as the “Reporting Persons”, and, in the Existing Schedule 13D, are collectively referred to as the “Pessina Reporting Persons”.

The shares of Common Stock reported as beneficially owned with sole voting and sole dispositive power by the Reporting Persons are held of record by ASP.

NEWCIP is the sole shareholder of ASP and Pessina holds 100% voting control over NEWCIP.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name and principal business address of any corporation or other organization in which such employment is conducted, and (d) citizenship, in each case of each director and executive officer of the Reporting Persons, as applicable.

(b)             The principal business address of ASP and NEWCIP is at 14, avenue du X Septembre, L-2550 Luxembourg, Grand Duchy of Luxembourg. The business address of Pessina is at 24 Boulevard du Ténao, Monte Carlo, 98000 Monaco.

(c)              The principal business of ASP and NEWCIP is the holding of investments. The principal business occupation of Pessina is as the Executive Vice Chairman and Chief Executive Officer of the Issuer.

Since August 2, 2012, Pessina has also been a member of the Board of the Original Issuer and, effective as of the effective time of the Reorganization, of the Issuer.

(d), (e)             During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Annex A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and none has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)               Each of ASP and NEWCIP are incorporated under the laws of Luxembourg.  Pessina is a citizen of Monaco.

Item 3.                           Source and Amount of Funds or Other Consideration.

Item 3 of the Existing Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On October 31, 2016, ASP entered into a Stock Purchase and Sale Agreement (the “Stock Purchase Agreement”) with KKR Sprint (2006) Limited, KKR Sprint (European II) Limited, KKR Sprint (KPE) Limited, KKR European Co-Invest Fund I, L.P., KKR Reference Fund Investments L.P., KKR Associates Reserve LLC, KKR Associates 2006 (Overseas), Limited Partnership and Sprint Co-Invest 2 L.P. (each, a “KKR Seller” and collectively, the “KKR Sellers”), pursuant to which ASP agreed to purchase an aggregate of 2 million shares of Common Stock from the KKR Sellers.  Pursuant to the Stock Purchase Agreement the price to be paid by ASP to each KKR Seller in consideration of each share of Common Stock purchased was agreed to be the price paid by the underwriter or underwriters for each share of Common Stock to be purchased from the KKR Sellers (the “Underwritten Price per Share”) pursuant to an underwriting agreement (the “Underwriting Agreement”) that the KKR Sellers proposed to enter into with one or more underwriters in connection with an underwritten secondary offering of their shares of Common Stock, subject to the completion of such secondary offering.  Pursuant to the Stock Purchase Agreement, ASP and the KKR Sellers agreed that the completion of the purchase by ASP of the 2 million shares of Common Stock from the KKR Sellers would take place substantially concurrently with the consummation of the sale of any shares of Common Stock to the underwriters pursuant to the Underwriting Agreement.  Pursuant to the Stock Purchase Agreement, each of the KKR Sellers represented that it would not enter into any Underwriting Agreement with respect to the distribution of any shares of Common Stock pursuant to which the offering price may be determined prior to a time that was one business day after the execution and delivery of the Stock Purchase Agreement.  The Stock Purchase Agreement provides that if the KKR Sellers did not enter into the Underwriting Agreement on or before November 10, 2016 or if the Underwriting Agreement was terminated and no shares of Common Stock were sold pursuant to the Underwriting Agreement, the Stock Purchase Agreement would terminate.  The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is attached hereto as Exhibit H and incorporated herein by reference.

On November 1, the Issuer announced that the KKR Sellers intended to offer for sale 20,461,215 shares of Common Stock in an underwritten secondary offering (the “Offering”) and that Goldman, Sachs & Co. would act as the sole underwriter for such Offering.  On November 3, 2016, the Issuer filed a prospectus supplement, dated November 1, 2016, setting forth the terms of the Offering, including that the Underwritten Price per Share was $81.41.

On November 4, 2016, ASP completed the purchase of 2 million shares of Common Stock from the KKR Sellers pursuant to the terms and conditions of the Stock Purchase Agreement at a purchase price per share of $81.41 for an aggregate purchase price of $162,820,000.  The source of the funds used to pay the aggregate purchase price was the cash working capital of ASP and its affiliates.

Item 5.                           Interest in Securities of the Issuer.

Item 5 of the Existing Schedule 13D is hereby amended and restated in its entirety to read as follows:

The ownership percentages set forth below are based on 1,083,282,661 shares of Common Stock, par value $0.01 per share, outstanding as of September 30, 2016, as reported by the Issuer in the Prospectus Supplement (to the prospectus dated February 17, 2016 forming part of the shelf Registration Statement on Form S-3 (No. 333-209569)), dated November 1, 2016 and filed pursuant to Rule 424(b)(7) with the SEC on November 3, 2016.

(a)             The Reporting Persons beneficially own an aggregate of 142,992,525 shares of Common Stock, which represent, in the aggregate, approximately, 13.2% of the outstanding shares of Common Stock.  The 142,992,525 shares of Common Stock are held directly and of record by ASP.  The number does not include 96,500 shares of Common Stock underlying restricted stock units awarded to Pessina (being 93,608 shares underlying restricted stock units awarded to Pessina on January 15, 2015 and 2,892 shares underlying restricted stock units issued in lieu of dividends with respect to that award) which will not vest until January 15, 2018, being the third anniversary of the award.  The number of shares of Common Stock beneficially owned by the persons listed in Annex A is set forth therein and is incorporated herein by reference.

(b)             ASP has the sole power to vote and the sole power to dispose of the 142,992,525 shares of Common Stock held directly and of record by ASP, which shares represent approximately 13.2% of the outstanding shares of Common Stock.  NEWCIP is the sole shareholder of ASP and Pessina holds 100% voting control over NEWCIP; accordingly each of NEWCIP and Pessina may be deemed to be the beneficial owner of the 142,992,525 shares of Common Stock held directly and of record by ASP.

The information with respect to the voting and dispositive power of the shares of Common Stock beneficially owned by the persons listed in Annex A is set forth therein and is incorporated herein by reference.

(c)              Other than as described elsewhere in this Schedule 13D (including the information in Item 3 which is incorporated herein by reference), the Reporting Persons and, to the knowledge of the Reporting Persons, the persons listed in Annex A hereto have effected no transactions in shares of Common Stock in the past 60 days.

(d)             Other than the Reporting Persons and the persons listed in Annex A hereto, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities or, to the knowledge of the Reporting Persons, the securities of the persons listed in Annex A hereto, respectively.

(e)              Not applicable.

Item 6.                           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Existing Schedule 13D is hereby amended and supplemented by deleting the last sentence thereof and replacing it with the following:

The information set forth in Items 3 and 4 of this Schedule 13D (including information added to such Items by Amendment No. 3 and Amendment No. 2) is incorporated herein by reference.

Item 7.                           Material to be Filed as Exhibits.

Item 7 of the Existing Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit G                         First Amendment to Joint Filing Agreement, dated as of November 4, 2016, by and among Sprint Acquisitions Holdings Limited (formerly known as AB Acquisitions Holdings Limited), Alliance Santé Participations S.A., NEWCIP S.A., and Stefano Pessina.

Exhibit H                        Stock Purchase and Sale Agreement, dated October 31, 2016, by and among KKR Sprint (2006) Limited, KKR Sprint (European II) Limited, KKR Sprint (KPE) Limited, KKR European Co-Invest Fund I, L.P., KKR Reference Fund Investments L.P., KKR Associates Reserve LLC, KKR Associates 2006 (Overseas), Limited Partnership and Sprint Co-Invest 2 L.P., as sellers, and Alliance Santé Participations S.A., as purchaser.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 4, 2016

ALLIANCE SANTE PARTICIPATIONS S.A.

By:	/S/ STEFANO PESSINA
Name: Stefano Pessina
Title: Administrateur (Director)

NEWCIP S.A.

By:	/S/ STEFANO PESSINA
Name: Stefano Pessina
Title: Administrateur (Director)

/S/ STEFANO PESSINA
STEFANO PESSINA

ANNEX A

ALLIANCE SANTE PARTICIPATIONS S.A. AND NEWCIP S.A.

The directors of Alliance Santé Participations S.A. are the same individuals as the directors of NEWCIP S.A.

Directors

Stefano Pessina

Business Address: 24 Boulevard du Ténao, Monte Carlo, 98000 Monaco.

Citizenship: Monaco.

Present Principal Occupation: Chief Executive Officer, Walgreens Boots Alliance, Inc.

Beneficial Ownership of Issuer: See cover page for Stefano Pessina and Item 5 of the Statement.

Ornella Barra

Business Address: 24 Boulevard du Ténao, Monte Carlo, 98000 Monaco.

Citizenship: Monaco.

Present Principal Occupation: Co-Chief Operating Officer, Walgreens Boots Alliance, Inc.

Beneficial Ownership of Issuer: 1,573,438; approximately 0.15% of outstanding shares.(1)(2)

Jean-Paul Goerens

Business Address:  14, avenue du X Septembre, L-2550 Luxembourg, Grand Duchy of Luxembourg.

Citizenship: Luxembourg.

Present Principal Occupation: Self-employed lawyer.

Beneficial Ownership of Issuer: 183,195 shares;(3) in addition, Mr. Goerens has shared beneficial ownership over a further 5,000 shares; less than 0.1% of outstanding shares.(1)

Simone Retter

Business Address:  14, avenue du X Septembre, L-2550 Luxembourg, Grand Duchy of Luxembourg.

Citizenship: Luxembourg.

Present Principal Occupation: Self-employed lawyer.

Beneficial Ownership of Issuer: 183,195 shares;(3) in addition, Ms. Retter beneficially owns a further 1,500 shares; less than 0.1% of outstanding shares.(1)

Other than the foregoing, neither Alliance Santé Participations S.A. nor NEWCIP S.A. has any other directors or executive officers.

Notes:

(1)         Ownership percentages are based on 1,083,282,661 shares of Common Stock, par value $0.01 per share, outstanding as of September 30, 2016, as reported by the Issuer in the Prospectus Supplement (to the prospectus dated February 17, 2016 forming part of the shelf Registration Statement on Form S-3 (No. 333-209569)), dated November 1, 2016 and filed pursuant to Rule 424(b)(7) with the Securities and Exchange Commission on November 3, 2016.

(2)         Shares of Common Stock beneficially owned are held of record by Ms. Barra who acquired them as follows: (i) 295,257 shares of Common Stock in connection with the First Step Acquisition in consideration of Ms. Barra’s participation in the Alliance Boots Management Equity Plan; (ii) 366,094 shares of Common Stock as a return of Purchase Proceeds by Sprint Acquisitions Holdings Limited (formerly known as AB Acquisitions Holdings Limited, “Gibco”)) contemporaneous with the First Step Acquisition in respect of Ms. Barra’s indirect investment in Gibco; (iii) 480,113 shares of Common Stock in connection with the Second Step Acquisition in consideration of Ms. Barra’s participation in the Alliance Boots Management Equity Plan; (iv) 26,166 shares of Common Stock in connection with a share award under the Alliance Boots 2012 Long-Term Incentive Plan; and (v) 405,808 shares of Common Stock in connection with the distribution by Gibco on December 31, 2015 of the 139,689,339 shares of Common Stock issued to Gibco in the Second Step Acquisition in respect of Ms. Barra’s indirect investment in Gibco.  Ms. Barra has sole voting and dispositive power with respect to the shares of Common Stock she holds.

(3)         The shares of Common Stock beneficially owned are held of record by SJ Ventures Ltd which acquired (i) 23,493 shares of Common Stock as a return of First Step Purchase Proceeds by Gibco contemporaneous with the First Step Acquisition in respect of its indirect investment in Gibco and (ii) 159,702 shares of Common Stock in connection with the distribution by Gibco on December 31, 2015 of the 139,689,339 shares of Common Stock issued to Gibco in the Second Step Acquisition in respect of SJ Ventures Ltd’s indirect investment in Gibco.  Mr. Goerens has approximately a 92% pecuniary interest in the shares held by SJ Ventures Ltd and Ms. Retter has approximately an 8% pecuniary interest in the shares held by SJ Ventures Ltd.

EXHIBIT INDEX

Exhibit A.                      Joint Filing Agreement, dated December 31, 2014, by and among, AB Acquisitions Holdings Limited, Alliance Santé Participations S.A., NEWCIP S.A. and Stefano Pessina.*

Exhibit B                         Purchase and Option Agreement, dated as of June 18, 2012, by and among Alliance Boots GmbH, AB Acquisitions Holdings Limited, and Walgreen Co. (incorporated herein by reference to Exhibit 2.1 of the Form 8-K filed by the Original Issuer on June 19, 2012 (file number 001-00604))

Exhibit C                         Shareholders Agreement, dated as of August 2, 2012, by and among Walgreen Co., Stefano Pessina, KKR Sprint (Europe II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., each of the persons becoming a party thereto and Kohlberg Kravis Roberts & Co. L.P. (incorporated herein by reference to Exhibit 4.1 of the Form 8-K filed by the Original Issuer on August 6, 2012 (file number 001-00604)).

Exhibit D                         Amendment No. 1, dated August 5, 2014, to the Purchase and Option Agreement and Walgreen Co. Shareholders Agreement, by and among Walgreen Co., Alliance Boots GmbH, AB Acquisitions Holdings Limited, Walgreen Scotland Investments LP, KKR Sprint (European II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., Stefano Pessina and Kohlberg Kravis Roberts & Co. L.P. (incorporated herein by reference to Exhibit 2.1 of the Form 8-K filed by the Original Issuer on August 6, 2014 (file number 001-00604)).

Exhibit E                          Amendment No. 2, dated December 31, 2014, to the Purchase and Option Agreement and Walgreen Co. Shareholders Agreement, as Amended by Amendment No. 1, dated as of August 5, 2014, by and among Walgreen Co., Alliance Boots GmbH, AB Acquisitions Holdings Limited, Ontario Holdings WBS Limited, KKR Sprint (European II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., Stefano Pessina and Kohlberg Kravis Roberts & Co. L.P.*

Exhibit F                           Notification Letter, dated December 31, 2014, from Walgreens to Alliance Boots GmbH, AB Acquisitions Holdings Limited, KKR Sprint (European II) Limited, KKR Sprint (2006) Limited, KKR Sprint (KPE) Limited, Kohlberg Kravis Roberts & Co. L.P., Alliance Santé Participations S.A. and Stefano Pessina.*

Exhibit G                         First Amendment to Joint Filing Agreement, dated as of November 4, 2016, by and among Sprint Acquisitions Holdings Limited (formerly known as AB Acquisitions Holdings Limited), Alliance Santé Participations S.A., NEWCIP S.A., and Stefano Pessina.**

Exhibit H                        Stock Purchase and Sale Agreement, dated October 31, 2016, by and among KKR Sprint (2006) Limited, KKR Sprint (European II) Limited, KKR Sprint (KPE) Limited, KKR European Co-Invest Fund I, L.P., KKR Reference Fund Investments L.P., KKR Associates Reserve LLC, KKR Associates 2006 (Overseas), Limited Partnership and Sprint Co-Invest 2 L.P., as sellers, and Alliance Santé Participations S.A., as purchaser.**

*      Filed with original Schedule 13D, dated December 31, 2014.

**   Filed herewith.